SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PYR ENERGY CORPORATION

(Name of Subject Company (Issuer))

SAMSON ACQUISITION CORP.

SAMSON INVESTMENT COMPANY

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

693677106

(CUSIP Number of Class of Securities)

Annabel M. Jones

Assistant General Counsel—Corporate Affairs

Samson Investment Company

Two West Second Street

Tulsa, Oklahoma 74103

(918) 591-1006

With a copy to:

R. Scott Cohen

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee**
$45,013,600.83	$1,381.92

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.21, the per share tender offer price, by the sum of (i) the 37,993,259 outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation as of January 11, 2007 (according to PYR Energy Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006) less the 3,689,200 shares owned by Samson Investment Company, (ii) 2,169,764 shares subject to option grants made under the PYR Energy Corporation’s share-based compensation plans (according to PYR Energy Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006 and certain Form 4 filings made on January 23, 2007), and (iii) 727,500 shares under warrants issued to third parties for services performed (according to PYR Energy Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006).
**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Filing Party:

Form or Registration No.:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Samson Acquisition Corp. (“Purchaser”), a Maryland corporation and wholly owned subsidiary of Samson Investment Company, a privately owned Nevada corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation, a Maryland corporation (the “Company”), net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

The Offer will expire at 12:00 Midnight, New York City time, on Tuesday, April 24, 2007, unless extended.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in response to Items 1 through 11 of this Schedule TO.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated March 28, 2007

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)	Summary Advertisement as published in The New York Times on March 28, 2007

(a)(8)	Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007

(a)(9)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10)	Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))

(b)	None

(d)	None

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMSON ACQUISITION CORP.

By:	/s/ Jack A. Canon
Name:	Jack A. Canon
Title:	Senior Vice President

SAMSON INVESTMENT COMPANY

By:	/s/ Jack A. Canon
Name:	Jack A. Canon
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 28, 2007

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EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated March 28, 2007*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Notice of Guaranteed Delivery*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)	Form of Letter to Clients*

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)	Summary Advertisement as published in The New York Times on March 28, 2007*

(a)(8)	Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007*

(a)(9)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10)	Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))

(b)	None

(d)	None

(g)	None

(h)	None

*	Filed herewith.

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